SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 6, 2007

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Block C

Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC

Form 6-K

On June 1, 2007, Cyril P. McGuire, Chairman, Chief Executive Officer and Director of Trintech Group PLC purchased the following number of equivalent American Depositary Shares:

Name	Title	Number of ADSs Purchased (1)
Cyril P. McGuire	Chairman, Chief Executive Officer and Director	248,900

(1)	Each ADS represents two of Trintech’s ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2007	TRINTECH GROUP PLC

	By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group